

May 12, 2011

Michael L. Taylor
Chief Financial Officer
First Mid-Illinois Bancshares, Inc.
1515 Charleston Avenue
Mattoon, Illinois 61938

  Re: First Mid-Illinois Bancshares, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2010
    Filed March 3, 2011
    Form 10-Q for the Quarterly Period Ended March 31, 2011
    Filed May 5, 2011
    File No. 000-13368

Dear Mr. Taylor:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings clearly identifying new and deleted disclosure, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1. We understand you "adhere to sound underwriting standards" as discussed at various points within your MD&A. To help an investor better understand the types of loans you offer and the related underwriting standards you adhere to, please expand your disclosure in future filings (by portfolio segment or class) to discuss those "key" standards you

follow, such as, minimum loan-to-value ratios (L-T-Vs), as well as other credit and
documentation requirements.

Analysis of Balance Sheets

Loans

2.   In light of our comment above, and to help an investor better understand the underlying
credit quality of your loan portfolio (including non-performing loans), please revise your
disclosure in future filings to discuss weighted average L-T-Vs for each portfolio
segment or class (it would be useful to provide such information in a comparative or
tabular format, along with a narrative explaining any significant changes or trends).

Securities

3.   We note the presentation of defaults and deferrals as a percentage of remaining collateral.
Please expand the tabular presentation of information related to the pooled trust preferred
securities to include actual deferrals and defaults as a percentage of the original collateral,
expected deferrals and defaults as a percentage of the remaining collateral and excess
subordination as a percentage of the remaining performing collateral. Additionally,
please disclose how you calculate excess subordination and discuss what the excess
subordination percentage signifies, including relating it to other column descriptions, to
allow an investor to understand why this information is relevant and meaningful.

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 5 – Loans

4.   Please expand your future filings to address the following:

- disclose the company's policy for recording payments received on nonaccrual
financing receivables and the policy for determining past due or delinquency status
pursuant to ASC 310-10-50-6 (b) and (e);

- discuss the factors that influenced management's judgment including historical losses
and existing economic conditions to estimate the allowance for loan losses by
portfolio segment pursuant to ASC 310-10-50-11B (a)(1). Specifically address the

historical loss period utilized in your estimates and how you determined such duration was appropriate;

- disclose the company' s policy for charging off uncollectible financing receivables by portfolio segment pursuant to ASC 310-10-50-11B (b);

- disclose the amount of the recorded investment for which there is a related allowance for credit losses and the amount of the allowance and the amount of that recorded balance for which there is no related allowance for credit losses pursuant to ASC 310-10-50-15 (a)(3) as of the date of each statement of financial position by class of financing receivable;

- disclose the company's policy for recognizing interest income on impaired loans, including how cash receipts are recorded by class of financing receivable pursuant to ASC 310-10-50-15 (b); and

- provide all of the disclosures required by ASC 310-10-50-15 (c) for impaired loans each period that results of operations are presented.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Notes to Condensed Consolidated financial Statements

Note 3 – Investment Securities

5.   We note your trust preferred securities that have been in a continuous unrealized loss position for more than 12 months at March 31, 2011 and December 31, 2010. Please provide us with your OTTI analysis (including third-party reports, if applicable) for each period and provide a robust narrative discussion (for each security) supporting your conclusion that additional impairment was not necessary.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Hugh West
Branch Chief